UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 6-K

Registration File No. 000-30194
Commission File No. 82-1918

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT of 1934

December 5, 2007

UNGAVA MINES INC.
(Formerly Byron Americor Inc.)

40 University Ave, Suite 720 Toronto, ON M5J 1T1	1155 Rene Levesque Blvd. W. Montreal, P.Q. H3B 3S6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]    Form 40F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [ X ]  No [  ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-1918

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNGAVA MINES INC.
(Registrant)

Date: December 5, 2007

By: /s/ Alan Rootenberg

Alan Rootenberg

Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated December 4, 2007
99.2	Statement of Claim of Canadian Royalties Inc. dated November 9, 2007
99.3	Motion to Dismiss of Nearctic Nickel Mines Inc. dated November 30, 2007
99.4	Arbitrator’s Decision dated November 16, 2007

Exhibit 99.1

UNGAVA MINES INC.

      December 4, 2007

For Immediate Release

PRESS RELEASE

Arbitration Update

MONTREAL, Quebec, December 4, 2007 – Ungava Mines Inc. (the “Corporation”) (OTCBB: UGVMF) announces that an Arbitrator has been selected to hear its dispute with Canadian Royalties Inc., and that it has recently received the Claim from Canadian Royalties Inc. in the matter.  The Corporation has responded by delivering a Motion to Dismiss.  Both the Claim and the Motion will be annexed to a Form 6-K that will be filed by the Corporation after this Press Release has been disseminated.

The Motion to Dismiss asserts grounds on which the Arbitrator is asked to find the Claim illfounded on its face, and therefore that the Arbitrator has no jurisdiction to hear the Claim.  The Motion will be heard on December 10, 2007.  If the Motion is not successful, the Corporation will file a Defence to the Claim after examining witnesses, all in accordance with the timetable for the arbitration established by the Arbitrator’s Decision, which will also be annexed to the Form 6-K to be filed by the Corporation.  A two week trial is scheduled to commence in April, 2008.

FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties, which may cause the Corporation’s results to differ materially from expectations, including but not limited to economic, competitive, governmental and technological factors affecting the Corporation's operations, markets, products and prices and other factors discussed in the Corporation's various filings with the Securities and Exchange Commission.  These forward-looking statements speak only as of the date hereof.  The Corporation disclaims any intent or obligation to update these forward-looking statements.

CONTACT INFORMATION

For further information, please contact:

Dr. Allan Miller

President and CEO

Ungava Mines Inc.

Telephone No. (613) 231-5656